The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RETURN RECEIPT REQUESTED

March 31, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05006960

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

The filing of a lawsuit seeking reimbursement of tax paid in respect of repo transactions

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

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03/31/05 9:15AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited



By ______________________

Name : Tsukasa Tanigawa
Title: Joint General Manager

The Sumitomo Trust & Banking Co., Ltd.

The filing of a lawsuit seeking reimbursement of tax paid in respect of repo transactions

Tokyo, March 31, 2005 --- The Sumitomo Trust & Banking Co., Ltd. ("Sumitomo Trust") received in 2002 a notification of withholding tax payment, including additional tax on non-payment, from the Director of the Kojimachi Tax Office. Such notification required Sumitomo Trust to make certain withholding tax payments on some of its sale-repurchase (or "repo") transactions conducted in the past in overseas markets to the Kojimachi Tax Office on the alleged basis that Sumitomo Trust was responsible for collecting and paying withholding tax in respect of such transactions. Sumitomo Trust disputed the alleged legal basis for the imposition of such withholding tax by the Kojimachi Tax Office and filed a request for reinvestigation and revocation of the notification with the Director of the Kojimachi Tax Office. Such request was dismissed. Sumitomo Trust then filed a petition for reexamination and revocation of the notification with the President of the National Tax Tribunal. The President of the National Tax Tribunal issued to Sumitomo Trust the result of the reexamination dated February 22, 2005, whereby Sumitomo Trust's petition was dismissed.

Today, Sumitomo Trust filed a lawsuit in the Tokyo District Court against the Japanese Government and the Director of Kojimachi Tax Office seeking reimbursement of tax paid in this respect, which amount is approximately 6.3 billion yen, and to revoke the notification of withholding tax payment, including additional tax on non-payment, from the Director of the Kojimachi Tax Office.

For enquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654